
Mail Stop 3561

June 24, 2016

Robert J. McNally
Senior Vice President and Chief Financial Officer
EQT GP Holdings, LP
EQT Midstream Partners, LP
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222

> **Re: EQT GP Holdings, LP**
> **EQT Midstream Partners, LP**
> **Forms 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 11, 2016**
> **Form 8-K Filed April 28, 2016**
> **File No. 1-37380 and 1-35574**

Dear Mr. McNally:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Our comments relate to the filings of EQT Midstream Partners, LP, but are also applicable to EQT GP Holdings, LP.

Form 10-K for the Fiscal Year Ended December 31, 2015

Consolidated Statements of Cash Flows, page 68

2. We are unable to reconcile the total capital expenditures on your statements of cash flows to the table on page 58, after considering footnote b. Please advise.

Form 8-K Filed April 28, 2016

3. We note you presented adjusted EBITDA guidance for the second fiscal quarter and the full fiscal year. Regulation G requires a schedule or other presentation detailing the differences between the forward looking non-GAAP financial measure and the forward looking GAAP financial measure. Further, it appears your presentation may be inconsistent with the updated Compliance and Disclosure Interpretations (C&DIs) issued on May 17, 2016. Please review this guidance when preparing your next earnings release. Your review of the updated C&DIs should include, but not be limited to, the guidance in section 102.10 regarding the prominence of non-GAAP measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Robert J. McNally
EQT GP Holdings, LP
EQT Midstream Partners, L.P.
June 24, 2016
Page 3

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. You may contact me with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Jimmi Sue Smith, Vice President & Controller, Midstream & Commercial